Exhibit 99

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

Prepared for

Petaquilla Minerals Ltd

Prepared by

October 25, 2005

GW/spk	October 2005

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

Independent Technical Report and

Resource Estimate of the Molejon Gold Project

Colon Province, Panama

Petaquilla Minerals Ltd

#1820 – 701 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1C6

Tel:  (604) 694-0021    Fax: (604) 694-0063

SRK Consulting (Canada) Inc.

Suite 602, 357 Bay Street

Toronto, Ontario   M5H 2T7

Tel: 416.601.1445     Fax: 416.601.9046

E-mail: toronto@srk.com    Web site: www.srk.com

SRK Project Number 3CP010.00

October 25, 2005

Author

George H Wahl, P.Geo.

Senior Associate Geologist

Cover Pictures: Photo of interstitial gold in quartz taken from trench sample and photograph of local trench samplers in the NW Zone.

GW/spk	October 2005

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

Table of Contents

1

Summary

2

Introduction and Terms of Reference

3

Disclaimer

3.1

Basis and Development of the Technical Report

3.2

Limitations & Reliance on Information

4

Property Description and Location

5

Accessibility, Climate, Local Resources, Infrastructure and Physiography

6

History

7

Geology

7.1

Regional Geology

7.2

Molejon Geology

8

Exploration

9

Drilling

9.1

Drill Hole Collar Surveys and Topographic Survey

9.2

Downhole Surveys

10

Sampling Method and Approach

11

Sample Preparation, Analyses and Security

11.1

Petaquilla Trenching Program (2005)

11.2

Teck Corp (1997)

11.3

Adrian Resources  (1994-1995)

12

Data Verification

13

Resource Estimate

13.1

Solid Modeling

13.2

Continuity of Mineralization

13.3

Basic Statistics

13.4

Precious Metal Top Cutting

13.5

Block Models and Grade Estimation

13.6

Estimated Mineral Resources

13.7

Resource Validation

13.8

Reconciliation with 1995 Resource Estimate

13.9

Discussion of Results

14

Metallurgical Testwork

15

Other Relevant Data and Information

15.1

Botija Abajo and Brazo Prospects

15.2

Botija Abajo

15.3

Brazo

15.4

Mestizo Prospect

16

Interpretation and Conclusions

17

Recommendations

18

References

GW/spk	October 2005

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

List of Tables

Table 1.1:  Mineral Resource Estimate at. 0.5, 0.6 and 0.7 g/t Au Cut-Offs

Table 4.1:  NSR Gold Fix Rate

Table 9.1:  Electronic Drill Hole Database Description

Table 9.2:  Drill Campaign Description by Year

Table 9.3:  Electronic Trench Database Description

Table 9.4:  Trench Campaign Description by Year

Table 12.1:  Analysis of Size Fractions of Molejon Trench Samples

Table 13.1:  Zone Solid Dimensions and Descriptions

Table 13.2:  Comparison of Solid Volumes to Block Model Volumes

Table 13.3:  Basic Statistics for Cut and Uncut Composites

Table 13.4:  Search Ellipse Parameters

Table 13.5:  Block Model Geometry

Table 13.6:  Mineral Resource Estimate at 0.5, 0.6 and 0.7 g/t Au Cut-Off

Table 13.7:  Block Model Grade and Tonnes at 0.5 g/t Au Cut-off

Table 13.8:  Sensitivity of Molejon Tonnes and Grade at Various Cut-offs.

Table 13.9:  Sensitivity of Individual Zones to Various Cut-offs.

Table 17.1:  Proposed 2005-2006 Exploration Program

List of Figures

Figure 4.1:  Petaquilla Concession Location Map

Figure 4.2:  Molejon Agreement Boundary

Figure 7.1:  Regional Geology Map

Figure 7.2:  District Geology and Structural Lineaments

Figure 12.1:  1994 TSL Duplicate Pulps

Figure 12.2:  1995 TSL Duplicate Pulps

Figure 12.3:  2005 GDL Duplicate Pulps

Figure 12.4:  Standard 0.5 Results

Figure 12.5:  Standard 2.0 Results

Figure 12.6:  Percentile Plot Drill Cuttings vs Core

Figure 12.7:  Percentile Plot Trench Samples vs Core

Figure 12.8:  Independent Trench Sampling Results

Figure 12.9:  Gold Grain in Interlocking Quartz (Sample #26012)

Figure 12.10:  Gold Grain in Interlocking Quartz (Sample #26012)

Figure 12.11:  Gold Grain in Interlocking Quartz (Sample #26027)

Figure 13.1:  Plan View of Zone Solids

Figure 13.2:  Longitudinal View of Zone Solids Looking West

Figure 13.3:  Percent Cumulative Frequency Plot NW Zone

Figure 13.4:  Percent Cumulative Frequency Plot Main/Central Zone

Figure 13.5:  Sample Spacing Analysis Graph

Figure 13.6:  Grade Tonnage Curve for All Molejon Zones

Figure 14.1:  Petaquilla Property Soil Geochemistry

1

Summary

The Petaquilla concession is located approximately 120 kilometers west of Panama City, approximately 10 kilometers from the Caribbean coast, and lies within the Donoso District of Colon Province of the Republic of Panama.

The Petaquilla Property is comprised of a mineral exploration and exploitation concession granted on February 26, 1997 as Law No. 9 (“Ley Petaquilla”) of the Legislative Assembly of Panama to Minera Petaquilla, S.A. (“MP”) covering approximately 136 square kilometers in north-central Panama.

Petaquilla Minerals Ltd (formerly Adrian Resources Ltd) owns, through its indirect share ownership in Minera Petaquilla, S.A., a 52% interest in the Petaquilla Property. Inmet Mining Corporation (“Inmet”) holds the remaining 48% interest in the Petaquilla Property.  Teck Cominco Ltd (“Teck”) has the right to acquire one-half of Petaquilla Minerals Ltd’s interest in the Petaquilla Property. In order for Teck Cominco Limited to acquire such interest, it was required to:

(a) fund 52% of the continuing exploration expenditures of Minera Petaquilla, S.A., with Inmet Mining Corporation to fund its 48% share, until such time as Teck Cominco Limited either acquires its 26% interest or its rights are terminated;

(b) fund 100% of and complete a final bankable feasibility study for the Petaquilla Property and deliver such study by January 21, 1998;

(c) arrange project financing for Minera Petaquilla, S.A. for completion of development of the Petaquilla Property and, if necessary, fund 52% (Inmet Mining Corporation to fund 48%) of any shortfall in the total project funding requirements in excess of arranged project financing.

On June 2, 2005 Petaquilla announced that the Company had come to an agreement with its joint venture partners, Teck and Inmet, whereby Teck and Inmet agreed to transfer their interests in the Molejon gold deposit and 100% of any other gold deposits occurring on the partner's joint venture lands to Petaquilla Minerals Ltd., subject to a royalty in favour of Teck and Inmet.

A majority of the drilling on Molejon took place in 1994 and 1995 by Adrian Resources Ltd. In the summer of 2005, Petaquilla Minerals Ltd undertook approximately 5,000m of trenching which resulted in a significant reinterpretation of the Molejon mineralization. A drill program is planned to commence in the fall of 2005 to explore new zones, tighten the existing drill spacing, upgrade and verify the mineral resources estimated in this report.

Panama is underlain by an island arc built upon late Cretaceous oceanic crust and is considered prospective for porphyry copper-gold-molybdenum deposits and epithermal gold deposits. Andesitic tuffs and flows of presumed Early to Middle Tertiary age cover the majority of the Petaquilla Property which lies at the southern limit of a 400 square kilometer batholith, dated at 32.6+/-2 million years, which has intruded the older volcanic sequence. The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite. The Molejon mineralization is located to the south of the batholith.

The Molejon area geology is dominated by Tertiary age volcanics and subvolcanic andesites which have been intruded by feldspar-quartz porphyry and feldspar porphyry. Northeast trending structurally controlled zones of hydrothermal quartz breccia and adjacent fractured and altered andesites provide a major structural host for the emplacement of the Molejon epithermal gold-silver mineralization. Gold grades occur predominantly within the quartz breccia but also occur within the feldspar quartz porphyry and the feldspar porphyritic andesite flows.

Mineralogical work commissioned by SRK as part of its due diligence indicated that native gold occurs as interstitial grains within quartz. Gold grains ranged in size form 1 to 15 microns however typically range between 5-15 microns. The weighted mean of the gold to silver ratio from drill core was 1:18.

SRK found the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (QA/QC) used during the exploration and delineation of the Molejon Gold mineralization to be acceptable for resource estimation.

Validation checks completed by SRK indicate that the resources and resource categorizations reported are a reasonable representation of mineralization. The resources estimated by GHW, who is a Senior Associate to SRK and a Qualified Person, are reported in accordance NI43-101 and with the CIM definitions.

Estimated inferred mineral resources at 0.5 g/t cut off were 11.2 million tonnes at 2.48 g/t Au. Inferred mineral resources at 0.5, 0.6 and 0.7 g/t Au cut-offs are included in Table 1.1.  Tonnes have been rounded to reflect the relative accuracy of the mineral resource estimate.

Table 1.1:  Mineral Resource Estimate at. 0.5, 0.6 and 0.7 g/t Au Cut-Offs

	Inferred Resources
Au g/t Cut -Off	Million Tonnes*	Au g/t	Contained Ounces Au*
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000

(* Note: Tonnes and ounces have been rounded to reflect relative accuracy of the resource estimate.)

Based on the results of the resource estimate, it is recommended that Petaquilla Minerals Ltd proceed with their planned infill drill program, use the infill drill data along with twinned holes to revalidate the previous drilling and surface trench results, and complete specific gravity and mineralogical testwork. Upon completion of this work, a re-estimation of resources is warranted in preparation for subsequent engineering studies. Additional metallurgical and geotechnical work is also recommended in preparation for future engineering work.

GW/spk	October 2005

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

Introduction and Terms of Reference

At the request of Petaquilla Minerals Ltd (“Petaquilla”), SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in the Petaquilla’s Development Plan that was approved by the government of Panama in Sept 2005 (Petaquilla Press Release). The scope of this study is limited to the Molejon Gold mineral agreement area which contains the Molejon gold mineral resources.

The study includes a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

SRK’s audit activities included an examination of data, records, and documents pertaining to the project in Petaquilla’s Vancouver office and a visit to the Molejon Gold project site during August 24-28th of 2005. Site visit activities included examination of surface outcrops, trenches, records stored on site, review of geologic maps and cross sections, and discussions with members of Petaquilla’s technical staff.

Subsequent work was comprised of an assessment of QA/QC data, data input, evaluation of  various database types, validation of geological interpretation provided by Petaquilla Minerals Ltd, solid construction, generation of deposit statistics, variography, grade interpolation, estimation of resources, classification of resources and validation of resource estimates.

The database audit and resource estimate has been performed by George H Wahl, an associate of SRK who is a Qualified Person as defined by NI-43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.

SRK would like to thank all of the Petaquilla project personnel that provided assistance during this study, including David Nowak, Juan Caelles, Alfredo Bernasconi and John Kapusta. These consulting geologists were responsible for assisting Petaquilla with the 2005 exploration program. Efforts to provide data, answer questions and discuss interpretations by all Petaquilla staff and consultants were greatly appreciated. SRK also wishes to extend a special thank you to Richard Fifer, and Ken Morgan for their support during the course of this work.

GW/spk	October 2005

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

All units stated in this report are metric unless otherwise specified.   Abbreviations used in the report are defined as follows:

Au

gold

DDH

diamond drill hole

FA

fire assay

g

gram

g/t

grams per metric tonne

g/cc

grams per cubic centimeter

ha

hectare

ICP

induction coupled plasma

kg

kilogram

km

kilometer

QA/QC

quality assurance and quality control

μm

micron

m3

cubic metres

mm

millimeter

SG

specific gravity

sedar

system for electronic document analysis and retrieval

SMU

Selective Mining Unit

GW/spk	October 2005

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

Disclaimer

3.1

Basis and Development of the Technical Report

This technical report is based on the following sources of information:

Discussions with Petaquilla personnel;

Inspection of the drill hole collars and recently completed trenches;

An examination of Molejon Project files made available to SRK;

Collection of independent samples;

A review of the results of the historical work; and,

Additional information obtained from the public domain.

Information provided to SRK included feasibility studies, in-house technical documents, assay certificates, assay methodologies, sample preparation procedures, spreadsheets, and databases covering various aspects of the project.  These included summaries and analyses of historic data, drill logs, survey descriptions, plan maps of sample locations, interpreted drill sections, and wireframe interpretations for the NW and Main Zones.

In the preparation of this Technical Report and resource estimate, SRK filled in any obvious gaps in project information.  This work included converting wireframes into validated three dimensional solids appropriate for resource estimation and building composite assay files appropriate for resource estimation.  For certain sections of this report it was not a matter of reviewing and commenting on an existing written document, but rather a case of collecting the information and writing the technical descriptions.

The quoted historic mineral resources were completed prior to the guidelines and definitions provided in National Instrument 43-101 (NI43-101), Form 43-101F1 and Companion Policy 43-101CP and are only included to provide historical context.

3.2

Limitations & Reliance on Information

SRK’s opinion contained herein and effective October 25th, 2005, is based on information provided to SRK by Petaquilla Minerals Ltd.   This report covers exploration conducted within the Molejon Agreement Boundary only.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages.  Such calculations inherently involve a degree of rounding and consequently introduce a margin of error.  Where these occur, SRK does not consider them to be material.

Although SRK was able to inspect trenches while on site, no drill core was available to assess the unweathered geology at depth. SRK has therefore relied heavily on the descriptions of rock types, alteration, structures and mineralization at depth provided by Laudrum (1995).

SRK is not an insider, associate or an affiliate of Petaquilla Minerals Ltd, and neither SRK nor any affiliate has acted as advisor to Petaquilla Minerals Ltd or its affiliates in connection with this project.  The results of the technical report by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

SRK reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mine properties. These documents included the Law No. 9 (Ley Petaquilla), the 2005 May 6th Mine Development Plan and the Molejon Gold Project Agreement between Teck-Cominco, Inmet Mining and Petaquilla Minerals. SRK however did not conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by SRK on this subject.

GW/spk	October 2005

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

Property Description and Location

The Petaquilla Property is located approximately 120 kilometers west of Panama City, approximately 10 kilometers from the Caribbean coast and lies within the Donoso District of Colon Province of the Republic of Panama. The Molejon project is located at longitude 80°38’46”W and latitude 8°48’N. See Figure 4.1. According to Petaquilla personnel, the current Petaquilla concession boundary has not been surveyed. There is more than sufficient surface area to construct all necessary facilities for potential production on the Petaquilla concession.

Figure 4.1:  Petaquilla Concession Location Map

Atlantic Ocean
N
W
E
S
Petaquilla Concession
Atlantic Ocean
PANAMA CITY
COCLESITO
LA PINTADA
PENONOME
Pacific Ocean
Kilometers
0 15 30 60 90 120
Petaquilla
Botija
Valle Grande / Vega
Brazo
Botija Abajo
Molejon
Mestizo
520000
524000
528000
532000
536000
540000
544000
548000
996000
992000
988000
984000
980000
976000
972000
Legend
Deposits
Molejon Deposit
Drainage
Roads
Major Roads
Secondary Roads
Minera Petaquilla Lands
Molejon Property
Provinces
Cocle
Colon
Veraguas
SRK Consulting
Engineers and Scientists
PETAQUILLA MINERALS LTD.
Molejon Property Location Map
Scale: 1:155,000
Projection: UTM Zone 17 N, NAD27
Meters
0 1,250 2,500 5,000
Date: Sept. 30, 2005

Source (Petaquilla Files)

The Petaquilla Property contains several large copper-gold porphyry deposit that were part of the 1998 Feasibility Study as well as the Molejon epithermal gold deposit. All are amenable to open pit mining. To date, exploration has identified eight copper-gold porphyry deposits on the property along with the Molejon epithermal gold deposit. The scope of this report is confined to the Molejon mineral resources.

The Petaquilla concession is comprised of a mineral exploration and exploitation concession granted on February 26, 1997 as Law No. 9 (“Ley Petaquilla”) of the Legislative Assembly of Panama to Minera Petaquilla, S.A. (MP) covering approximately 136 square kilometers in north-central Panama. This contractual agreement defines the concession boundary, tax and commercial conditions, rights and obligations of the government of Panama and of Minera Petaquilla S.A. with respect to the development of the Petaquilla concession.

The main features of Ley Petaquilla are as follows:

The term of the agreement is for 20 years, with two options to renew for another 20 years each for a total of 60 years.

An exploration concession permits the holder to explore for the minerals specified in the concession. The rental rates payable by the holder to the Government of Panama are US $0.50 per hectare for the first 2 years, US $1.00 per hectare for the third and fourth years, and US $1.50 for the fifth year and thereon.

Rental rates for exploitation concessions fluctuate, depending on the mineral concerned and the extraction period, between US $0.75 and US $4.00 per hectare. Rental rates for precious metals like gold and silver, are US $1.00 per hectare for the first 5 years, US $2.50 from the sixth to the tenth year, and US $3.50 the eleventh year and thereon. A 2% gross overriding royalty on the value received for all non-alluvial precious minerals mined from the concession is payable to the Government of Panama.

Based on Petaquilla’s understanding of current Panamanian environmental laws and regulations, they do not anticipate that such laws will have any adverse material impact on any operations it may conduct in the future.

The initial feasibility study completed by Simons in 1998 incorporated environmental work which was comprised of baseline studies, waste characterization studies and environmental and socioeconomic issues scoping analysis. The following taken from Simons (1998) summarizes the status of environmental permitting.

The approval process for new mines is coordinated by the General Director of Mineral Resources at the Ministry of Commerce and Industry. Once a decision is made to proceed a comprehensive environmental assessment program (Informe Ambietal) would need to be completed as required under Resolution No. 91-36 of the Ministry of Commerce and Industry. This Resolution is consistent with Part B of the Third Clause of the Ley Petaquilla.

The required environmental assessment would comprise three reports: the preliminary evaluation, environmental reconnaissance and environmental viability. These correspond to what are generally referred to in impact assessment terminology as “collection of initial data and issues scoping”, “environmental baseline” and “impact assessment”.

According to Simons (1998), these reports are required before obtaining the necessary permits to construct and operate a mine.

The continuation of detailed baseline studies and an environmental assessment is contingent on the decision to proceed with mine development (Simons, 1998).

Petaquilla Minerals Ltd filed a Mine Development Plan, which is a requirement under Ley Petaquilla and which was approved by the Panamaniam government in September 2005. In this plan, the development of the Molejon Gold Project comprises the first phase of a multi-phase plan which encompasses developing the main Petaquilla concession copper-gold and gold deposits. This first phase focused entirely on Molejon is comprised of reassessing the Molejon mineral resources, completing a confirmation drilling program, finalizing a feasibility study and making a decision whether to proceed.

Petaquilla Minerals Ltd (formerly Adrian Resources Ltd) owns, through its indirect share ownership in Minera Petaquilla, S.A. (MP), a 52% interest in the Petaquilla Property. Inmet Mining Corporation (Inmet) holds the remaining 48% interest in the Petaquilla Property.  Teck Cominco Ltd (Teck) has the right to acquire one-half of Petaquilla Minerals Ltd interest in the Petaquilla Property subject to:

(a) funding 52% of the continuing exploration expenditures of Minera Petaquilla, S.A., with Inmet Mining Corporation to fund its 48% share, until such time as Teck Cominco Limited either acquires its 26% interest or its rights are terminated;

(b) funding 100% of and complete a final bankable feasibility study for the Petaquilla Property and deliver such study by January 21, 1998 which has been completed;

(c) arranging project financing for Minera Petaquilla, S.A. for completion of development of the Petaquilla Property and, if necessary, funding 52% (Inmet Mining Corporation to fund 48%) of any shortfall in the total project funding requirements in excess of arranged project financing.

On June 2, 2005 Petaquilla announced that it had come to an agreement with its joint venture partners, Teck and Inmet, whereby Teck and Inmet have agreed to transfer their interests in the Molejon gold deposit and 100% of any other precious metal deposits occurring on the partner's joint venture lands to Petaquilla Minerals Ltd., subject to a royalty in favour of Teck and Inmet. Petaquilla Minerals Ltd would pay a Net Smelter Return royalty which would be based on the average daily p.m. gold fix established by the London Metal Exchange for each day in a calendar quarter, as in the following Table 4.1.

Table 4.1:  NSR Gold Fix Rate

Quarterly Average P.M. Gold Fix (US$/oz)	Net Smelter Return
$350 to $399	1%
$400 to $449	2%
$450 to $499	3%
$500 to $549	4%
$550 and above	5%

Distribution of the NSR would be 35.135% to Teck and 64.865% to Inmet.

The agreement is subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to Teck, Inmet and Petaquilla Minerals Ltd. (Sedar June 10, 2005 Material Documents Filing). This development plan was approved in Sept of 2005 by the Panamanian government (Petaquilla Press Release).

The boundaries which pertain to the above Molejon agreement are included in Figure 4.2.

Figure 4.2:  Molejon Agreement Boundary

MOLEJON PROJECT

538000
539000
540000
541000
975000
974000
973000
972000
971000
QUEBRADA BRAZOS
RÍO MOLEJÓN
QUEBRADA VEGA
RÍO TURBE
RÍO TURBE
RÍO TURBE
1
2
3
4

Coordinates Values

NUM	X	Y
1	537853.502747	974054.93647
2	540853.502747	974054.93647
3	540853.502747	972054.93647
4	537853.502747	972054.93647

UTM Coordinate System
NAD 27, Zone 17N

N
W E
S

0 0.25 0.5 1
Miles

1:25,000

Legend

Rivers
Area of Project

(Source: Petaquilla Files)

GW/spk	October 2005

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Petaquilla concession is primarily by helicopter. A 12km network of trails and rivers provides combined foot and boat access to the Petaquilla concession from Coclesito, a village of approximately 700 inhabitants. Twenty-eight kilometers of dirt road, accessible only by four-wheel drive vehicles during the rainy season, connects Coclesito with La Pintada, a town of 5,000 people. Penonome which has a population of approximately 105,000 is connected via a 13km paved highway with La Pintada.

The Molejon area is comprised of an area of high relief cut by a number of creeks. The Petaquilla concession is at an elevation of approximately 150 to 250 meters above sea level and falls within the rainfall shadow of the continental divide. The climate of the Petaquilla concession is characteristic of tropical rainforests. Precipitation is high throughout the year, up to three meters per annum. The heaviest precipitation is evenly distributed from May to December, January, February and March are typically the driest months (Simons, 1998)

At present, there is no underground or surface plant or equipment on the Petaquilla concession. No electricity is currently available on the property. Power could be made available by running a 40km line to the 115KVA Central American transmission grid (2005 Mine Development Plan).

GW/spk	October 2005

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

History

Up until an agreement was reached between Inmet Mining Corp, Teck-Cominco and Petaquilla Minerals Ltd in 2005, the Molejon project was part of a much larger land package called the Petaquilla concession which contained eight areas of copper-gold mineralization including the Petaquilla, Valle Grande and Botija deposits which were subject to a number of feasibility studies. Results of some of these studies have been previously disclosed on Sedar.

The history of exploration of the Molejon gold project up until 1993 has been derived from Laudrum (1995). Subsequent descriptions are derived from Annual Information Form filings on Sedar by Petaquilla Minerals Ltd (formerly Adrian Resources Ltd).

A United Nations Development Program conducted reconnaissance geological mapping and magnetometer survey over much of the Petquilla area in 1969. Their primary focus was on porphyry copper mineralization.

Minnova and Geotec, in 1991, completed regional lithogeochemical sampling covering the southeastern two-thirds of the original Petaquilla concession. Their work identified anomalous arsenic and (>12 ppm) and gold (>100 ppb) values in the Molejon area.

Adrian Resources Ltd. started exploration in the Molejon area in 1993. Work was comprised of regional prospecting, preliminary geological mapping, as well as silt and rock sampling.

Drilling began in the Molejon area in February of 1994 to test reconnaissance soil gold anomalies. Approximately 419 surface rock samples were collected, dried crushed and split on site and shipped for assaying to T.S.L. Laboratories in Saskatoon, Canada. All samples were assayed for gold, silver, copper, lead, zinc and molybdenum in addition to a 30 element ICP analysis. Auger drilling at 25m intervals along 50m spaced lines in a 1,200m x 1,200m area, further prospecting and magnetic surveys were followed by a second phase of drilling in June of 1994.  This phase of drilling comprised 4,155.3m of drilling in 24 holes, and led to the discovery of significant epithermal gold and silver mineralization hosted predominantly within Quartz Breccia and an altered Feldspar-Quartz Porphyry Intrusive.

Adrian Resources Ltd completed a further drill program on Molejon in 1995 comprised of 10,504.4m in 94 drill holes. SRK completed a mine design report on the Molejon deposit for Teck Corp. Teck completed geological interpretations which were used for a resource estimate completed by G.H. Giroux of Montgomery Consultants Ltd. A total mineral resource of 7.8 million tonnes at a grade of 2.63 g/t Au was estimated. The author believes it appropriate to consider these historical estimates as inferred and not conforming to NI 43-101 reporting standards. They have been included to provide historical context. A complete set of original block modeling data was not available to properly assess the validity of these estimates. Descriptions of methodologies and assumptions used in the estimate appear to be reasonable. These estimates however are considered to be out of date as a result of subsequent drilling in 1997 and an extensive trenching program in 2005.

In February, 1996, Fluor Daniel Wright Ltd. completed a scoping study on the Botija, Petaquilla, Valle Grande and Molejon deposits. The purpose of the study was to update  mineral resources within the Petaquilla Property and to determine the probable mining methods. The Molejon portion of these reserve estimates was not subdivided and thus unavailable to the author for review.

In May of 1997 Lakefield (Report No. 4667) completed metallurgical testwork on Molejon samples. This was comprised of preliminary flotation tests on six Molejon composite samples.

A third phase of drilling by Teck Corporation was completed in 1997. A total of 551.8m of drilling was completed in 5 drill holes.

In January 1998, H.A. Simons Ltd. under contract to Teck, completed a bankable feasibility study on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit. Again details of the Molejon resource estimates were not available. The study examined the Molejon deposit as an alternate case and did not include production from Molejon in the base case analysis.

In October of 2004, Adrian Resources Ltd changed its name to Petaquilla Minerals Ltd.

GW/spk	October 2005

SRK Consulting

Independent Technical Report and Resource Estimate of the Molejon Gold Project

Geology

7.1

Regional Geology

Panama is underlain by an island arc built upon late Cretaceous oceanic crust. Andesitic tuffs and flows estimated to be Early to Middle Tertiary age cover the majority of the Petaquilla Property which lies at the southern limit of a 400 square kilometre batholith. The batholith which intrudes the older volcanic sequence has been dated at 32.6+/-2 million years. The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite. The Molejon mineralization is located to the south of the batholith. See Figure 7.1 and 7.2. The area is considered prospective for porphyry copper-gold-molybdenum deposits and epithermal gold deposits. (Sedar Form 20-F 1998)

Figure 7.1:  Regional Geology Map

83°W
82°W
81°W
80°W
79°W
78°W
9°N
8°N
7°N
CARIBBEAN SEA
COSTA RICA
PANAMA
Molejon Deposit
Coclesito
CERRO COLORADO
Panama Canal
Panama City
PACIFIC OCEAN
COLOMBIA
N
LEGEND
INTRUSIVE ROCKS
RECENT VOLCANICS
LA YEGUADA FORMATION (U. MIOCENE – PLIOCENE)
CANAZAS FORMATION (U. MIOCENE)
SAN PEDRITO FORMATION (M.–U. MIOCENE)
UNDIVIDED SEDIMENTARY ROCKS (MESOZOIC AND CENOZOIC)
UNDIVIDED VOLCANIC ROCKS (MESOZOIC AND CENOZOIC)
0 10 50 75 100
Kilometres
SRK Consulting
PETAQUILLA MINERALS LTD.

Regional Geology Map of Panama

Date: Oct 12, 2005

(Source: Adrian Resources Ltd)

Figure 7.2:  District Geology and Structural Lineaments

OLIGOCENE AND YOUNGER
7 VOLCANICS ANDESITE UNDEFINED
6 VOLCANICS FELSIC PYROCLASTICS
5 FELDSPAR PORPHYRY
OLIGOCENE
4 Fps Hb Qz PORPHYRY
3 FINE GRAINED GRANODIORITE/DIORITE
2 MEDIUM GRAINED GRANODIORITE BIOTITE/HORNBLENDE
OLIGOCENE AND OLDER
1 ANDESITE BASALT UNDIFFERENTIATED
1a ANDESITE FLOWS
1b AUGITE PHYRIC FLOWS
1d VOLCANOCLASTICS TUFFS+SEDIMENTS
1e PYROCLASTICS
SURFACE TRACE MINERALIZATION/ALTERATION
GEOLOGICAL CONTACT (assumed)
STRUCTURAL LINEAMENT
Interpreted from Radar Imagery
N
Petaquilla
Batholith
Petaquilla
Botija
Valle Grande
Botija Abajo
Brazo
Mestizo
Molejon
Kilometres
0
5
85
80
75
70
65
60
35
40
45
50
SRK Consulting
Engineers and Scientists
PETAQUILLA
MINERALS LTD.

District Geology and Structural Lineaments

Date: Oct 12, 2005

(Source: Adrian Resources Ltd)

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7.2

Molejon Geology

Much of the following description of structure and rock types is derived from Laudrum (1995) who supervised much of the early drilling by Adrian Resources Ltd.

The Molejon area geology is dominated by Tertiary age volcanics and subvolcanic intrusives including: massive andesite flows, feldspar-porphyritic andesite flows, andesitic tuffs, and andesitic agglomerates. The andesite has been intruded by feldspar-quartz porphyry and feldspar porphyry. A northeast trending fault is believed to be the major structural control for the emplacement of the hydrothermally altered quartz- breccia which hosts the Molejon mineralization.

Structurally controlled zones of hydrothermal quartz breccia and adjacent fractured and altered andesites host the epithermal gold-silver mineralization. Gold grades occur predominantly within the quartz breccia but also occur within the feldspar quartz porphyry and the feldspar porphyritic andesite flows.

Several major structural trends are apparent from ground magnetometer, air photos, topographic maps and radar satellite imagery.  The two most obvious are: northwest trending faults passing through Faldalito, the Petaquilla Southwest Gold Zone, and Molejon and the east north-east trending zone through Botija Abajo, Brazo and Molejon. See Figure 7.2. A third weaker north trending fault is evident east of Molejon. Most mineral occurances appear to be associated with northeast trending structural lineaments.

The geology hosting the Molejon mineralization is included in Figures 7.3 and 7.4. The mineralization occurs in three separate zones: the Northwest Zone and the underlying Main and Central Zones which are comprised of 8 separate solids. Descriptions of the geometry and orientation of these Zones are further discussed in the Resource Section of this report.

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Figure 7.3:  Molejon Geology Map NW Zone

Molejon NW Zone Drill Hole and Trench Plan
Scale: 1:4,000
Projection: UTM Zone 17 N, NAD27
Date: Sept. 30, 2005
SRK Consulting
Engineers and Scientists
PETAQUILLA MINERALS LTD.
Legend
Drill Holes
Drainage
Trench
Camp Location
Minera Petaquilla Lands
Projection of NW Zone Quartz Veining and Quartz Beccia Mineralization to Surface
LITHOLOGY
Andesite
Diabase
Felspar Porphyry
Felspar Quartz Porphyry
Molejon Agreement Area
NW Zone
Main Zone
Meters
0
500
1,000
2,000
3,000
Not mapped
538200
538400
538600
538800
973000
972800
972600

(Source: Petaquilla Files)

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Figure 7.4:  Molejon Geology Map Main/Central Zone

538600
538800
539000
539200
972000
972800
972600
972400
Molejon Agreement Area
NW Zone
Main/Central Zones
Meters
0 500 1,000 2,000 3,000
Legend
Drill Holes
Drainage
Trench
Camp Location
Minera Petaquilla Lands
Projection of Main Zone Quartz Veining and Quartz Breccia Mineralization to Surface
LITHOLOGY
Andesite
Diabase
Felspar Porphyry
Felspar Quartz Porphyry
SRK Consulting
PETAQUILLA MINERALS LTD.
Molejon Main/Central Zones DH and Trench Plan
Scale: 1:4,500
Projection: UTM Zone 17 N, NAD27
Date: Sept. 30, 2005
Meters
0 50 100
Not Mapped
MO95201
MO95251
MO95211
MO95235
MO95237
MO95271
MO95232
MO95248
MO95172
MO95176
MO95150
MO95152
MO95151
MO95203
MO95167
MO95168
MO95239
MO95259
MO95207
MO95206
MO95241
MO95242
MO95265
MO94110
MO95260
MO95200
MO94124
MO95202
MO95166
MO95165
MO94089
MO95268
MO95208
MO95266
MO95212
MO95162
MO95246
MO95181
MO95178
MO95261
MO95145
MO95148
MO94106
MO94114
MO94117
MO95157
MO95158
MO95240
MO95133
MO94098
MO95132
MO94093
MO94090
MO94095
MO94057
MO95182
MO95180
MO94094
MO95204
MO95280
MO95263
MO94097
MO94099
MO94081
MO94082
MO95144
MO95146
MO95262
MO95277
MO95173
MO95175
MO95230
MO94079
MO95219
MO94080
MO94092
MO94091
MO95244
MO95278
MO95275
MO95186
MO95185
MO94120
MO95155
MO95154
MO95272
MO95274
MO95217
MO95216
MO95159
MO95160
MO95164
MO95163
MO95279
MO95218
MO95137
MO95142
MO95135A
MO95139
MO95135
MO95169
MO95170
MO95221

(Source: Petaquilla Files)

Volcanic Rocks

Andesite and andesite porphyry flows occur as massive to strongly porphyritic types. In porphyritic sections feldspar phenocrysts make up 2-10% of the rock. Fine grained laminated andesite tuff is interbedded with flows and agglomerate units.

Andesitic agglomerate frequently occurs below the lower limonitic alteration zone in the Molejon area. It consists of a fine grained andesitic matrix containing distinct lithic fragments of generally andesitic composition. Fragments are subrounded to angular and range up to 0.3 m in size.

Andesite has been variably altered and includes alteration minerals: epidote, chlorite, sericite, limonite and carbonates. Andesites near surface have also undergone strong weathering and oxidation. Although trace to 2% pyrite is reported as being common in the andesites very little was evident during the site investigation.

Typically near quartz breccia, the andesite is heavily fractured and silicified. Under weak stress, the andesite has undergone ductile deformation.

Intrusives

Feldspar quartz porphyry is a coarse porphyritic intrusive containing up to 40% 1-3mm feldspar phenocrysts and 1-5%, 1-3mm euhedral quartz phenocrysts. Strongly clay weathered feldspar quartz porphyry often contain euhedral hexagonal quartz crystals which are preserved in the clay matrix. Where the feldspar quartz porphyry has undergone brittle deformation, the high density fractures have provided conduits for the deposition of gold.

Veining and Quartz Breccia

Quartz breccia and quartz veining typically occurs within strongly fractured and brecciated rock with more than 20% quartz infilling of fractures and voids.

Three main zones of quartz breccia have been outlined by drilling and surface trenching.

The upper quartz breccia, exposed on surface strongly weathered, oxidized, and contains clay altered rubble with quartz breccia fragments.

A lower quartz breccia zone, which averages approximately 11.5m in width, commonly occurs at the contact between the feldspar porphyry intrusive and the underlying andesite. This unit can occur as a massive quartz vein without breccia textures.

Approximately 50m below the lower quartz breccia is the third zone which averages 25m in width.

All quartz breccia zones contain fragments of andesite and feldspar porphyry which have been variably altered by argillization, silicification, sericitization and limonite alteration.

Alteration

Surface weathering extends to a depth of approximately 30m and results in a strong zone of oxidation. A second zone of oxidation occurs along the bottom part of the lower quartz breccia unit. A well defined oxide fault occurs in the middle of this quartz breccia unit. This fault defines a sharp upper contact of the limonite alteration zone, which extends from the oxide fault down through the lower half of the quartz breccia and into a pervasively limonite altered andesite. The lower contact is gradational and occurs within the andesite.

Pervasive epidote alteration forms a propylitic alteration envelope surrounding the mineralized epithermal system.

Mineralization

Epithermal gold mineralization at Molejon is associated with structurally controlled zones of quartz breccia and the adjacent fractured and altered andesites and feldspar porphyries. Assay boundaries of gold mineralization are not sharply constrained by geological contacts. Highest grade mineralization usually occurs in the quartz breccia but economic mineralization also occurs in feldspar-quartz porphyry, and more rarely in feldspar porphyritic andesite flows.

Molybdenum and copper values in the Molejon area are typically quite low near detection limit of 0.1ppm. Sulphides are generally not commonly observed. Andesite is commonly moderately magnetic due to the presence of magnetite. The weighted mean of the gold to silver ratio from drill core was 1:2.

A complete description of the geometry of mineralized zones and their orientation is included in the resource section of this report.

Deposit Type

Epithermal gold deposits occur largely in volcano-plutonic arcs (island arcs as well as continental arcs) associated with subduction zones, with ages similar to those of volcanism. The deposits form at shallow depth, <1 km, and are hosted mainly by volcanic rocks. Deposits can be associated with regional-scale fracture systems related to grabens. Host rocks for epithermal gold deposits are typically calcalkaline andesitic in composition as is found in Molejon (Panteleyev, 1996).

Boiling of liquid in the low sulphur geothermal environment leads to precipitation of gold in veins, accompanied by a variety of features such as colloform and brecciated quartz.  Resulting veins on the surface may be expressed as silica sinters.

The mineralization of Molejon is consistent with a low sulfidation epithermal style of mineralization. Gold is hosted in open space-filling textures, veins and stockwork veining. Veins occur as cavity filling, as bands or colloform in texture and as breccias. Suphides in Molejon were not visible, however typical epithermal low sulfidation ore minerals are comprised of pyrite, electrum, gold, sphalerite, galena and arsenopyrite. Metals typically are comprised of Au, Ag, Zn, and Pb. Quartz, chalcedony, calcite, adularia, illite and carbonates are typical gangue minerals. Hangingwall fractures in mineralized structures are particularly favourable for high-grade ore. (Panteleyev, 1996).

Epithermal deposits form typically in both subaerial, predominantly felsic volcanics in extensional and strike-slip structural regimes and island arc or continental andesitic stratovolcanoes above active subduction zones. Epithermal systems include near- surface hydrothermal systems, such as hotsprings as well as deeper zones characterized by an increased concentration of structure and permeability allowing for sufficient fluid flow to allow for concentrations of mineralization. As relatively dilute mixtures of magmatic and meteoric fluids cool and degas, mineral deposition takes place. (Panteleyev, 1996).

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Exploration

Previous geochemical, geophysical magnetometer surveying and exploration drill programs in 1994, 1995 and 1997 were undertaken by Adrian Resources Ltd. and Teck Corp.  The results of these programs are disclosed on Sedar.

Petaquilla undertook a large trenching program comprised of 5,003.27m of trenching in 113 trenches during the summer of 2005. The trenches were often no more than 2m deep and 1m wide.  Channel samples were taken using a hammer and chisel to cut a groove within the weathered to fresh bedrock.  All trenching work was undertaken by Petaquilla personnel hired from the neighbouring areas. Trenching was under the supervision of consulting geologists Dr. Margaret Venable, Juan Caelles, and Alfredo Bernasconi.

The purpose of the trenching program was to verify the geological interpretation by SRK and define the extent of mineralization on surface.  The trenching program was successful in confirming and extending the geological interpretation and further defining the style of mineralization. Previous mineralized drill cuttings interpreted as overburden were confirmed as weathered bedrock.

Approximately 5% of the trenches, as well as exposed outcrop, channel sample locations, and trench mapping were examined during the site visit and were found to be appropriate for outlining the extents of mineralization. The quality of trench assay data is discussed under the Data Verification section of this report.

9

Drilling

Core drilling was completed by Adrian Resources in 1994 and 1995. A subsequent drilling program in 1997 was completed by Teck Corp. Adrian Resources Ltd holes were drilled by Falcon Drilling Ltd of Prince George, Canada using two F-1000 drills and a Longyear 38. Drill core was mechanically split in 4.9 foot (1.5 m) sample intervals, following logging, core recovery measurements and rock quality index parameters. All core was stored on the Petaquilla property however these storage facilities have since collapsed and were inaccessible during the site visit. Skeleton core from the 1994 and 1995 drill programs is being stored at the Santana office located in La Pintada.

Core recoveries below 30 m were excellent, approaching 100% for most holes however significant core loss near surface occurred where recoveries ranged from 25 to 80% for weathered bedrock.

The electronic database provided to SRK by Petaquilla was comprised of collar, survey, assay, alteration, recovery and lithology tables. The number of records in the tables is included in Tables 9.1 through to 9.4. Orientation and thickness of mineralized zones are discussed in the resource section.

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Table 9.1:  Electronic Drill Hole Database Description

Table Name	Number of Records
Collar	123
Survey	215
Assay	10,062
Lithology	1,419

Table 9.2:  Drill Campaign Description by Year

Year	Company	No of Holes	Meters	Core Size
1997	Teck Corp	5	551.8	BQ
1995	Adrian Resource Ltd	94	10,504.4	BQ
1994	Adrian Resources Ltd	24	4,155.3	BQ

Table 9.3:  Electronic Trench Database Description

Table Name	Number of Records
Collar	127
Survey	1,239
Assay	2,804
Lithology	2,760

Table 9.4:  Trench Campaign Description by Year

Year	Company	No. of Trenches	Meters
2005	Petaquilla Minerals Ltd	120	5,003.27
1997	Teck Corp	7	127.1

9.1

Drill Hole Collar Surveys and Topographic Survey

Surveys using drill hole collar elevations were compared on a sectional basis to topography files. Although minor discrepancies for the Main Zone topography were noted, they were being resolved by a detailed survey in progress during the site visit.

Trenches were surveyed at the beginning and end of the trench as well as at each point where the trench changed direction in dip and strike.

The topographic survey for the Main zone was a product of ECCCO Management of Squamish, British Columbia who used three Trimble 4000se System Surveyor instruments to obtain GPS observations. The objective of the survey was to locate diamond drill collars to an accuracy of +/- 1m or less. The work was contracted out by Adrian Resources Inc. in 1994 using a Nad 1927  ECCCO Mgt., 1994). The survey was tied into two horizontal control points established by the US Army Corp of Engineers in the 1940’s. These two control points are comprised of the Mendoza and Petaquilla survey monuments.

The NW zone topography was generated by surveying drill hole collars, trench turning points, along streams and points along a grid comprised of a baseline and 25m spaced tie lines. The survey was completed using a Trimble 9600 Geodimeter 600 by Petaquilla personnel. Data points were downloaded into ArcInfo and translated into a 3D topographic surface. The topography for the Main Zone was being created using a similar method however the grid was based on 50m spaced lines. Contours for both areas will be at 2.5m vertical intervals. Data points and sampling data are reported to be captured in a NAD1927 Zone 17N datum.

It is the opinion of SRK that the current topographic survey for the Northwest Zone and Main zone as well as surface drill hole collar surveys are of sufficient quality for the estimation of mineral resources.

9.2

Downhole Surveys

Although the type of downhole surveying is unknown, the relatively short hole lengths (averaging 123.7m) preclude any significant drill hole deviation which may affect zone continuity or resource estimation.

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Sampling Method and Approach

Sample selection for both drilling and the recent trenching program was primarily based on the presence of quartz veining, quartz stockwork, quartz breccia and silicification. The sample boundaries were determined by lithologic or alteration changes. The predominant sample length for drill hole samples was 1.5m however a small proportion of sample lengths vary based on location of lithological and alteration boundaries. Core diameter was BQ thin wall core. Drill cuttings were sampled at 1.5m intervals from surface to the depth where coring became possible. The author assumes that the upper portion of drill holes in weathered material were tri-cone drilled.

Trench sample lengths from the 2005 program averaged 1.73m. Trenches averaging 1m deep and 1.0m across were cleaned to bedrock. Trenches were mapped and sample locations were marked with nails and flagging tape. Samples were collected by cutting a groove approximately 3 cm wide and deep. Significant efforts were made to take representative volumes along the trench sample lengths. However, due to irregular surfaces and variable hardness, it is inherently challenging to obtain representative samples from variably silicified, quartz veined and weathered bedrock.

The author is of the opinion that sampling methods and approaches are in accordance with industry practice.

11

Sample Preparation, Analyses and Security

The following provides a description of procedures used during the various phases of exploration.

11.1

Petaquilla Trenching Program (2005)

For the first 309 samples of the 2005 trenching program, entire samples were forwarded to Acme Analytical Laboratories Ltd (Acme) in Vancouver B.C.  Sample preparation at Acme was comprised of drying samples at 60 degrees C. A jaw crusher was used to reduce samples to 70% passing 10 mesh. A 250 g riffle split was then pulverized to 95% passing 150 mesh in a ring and puck mill. One assay ton aliquots were weighted into fire assay crucibles. Samples were fire assayed and analyzed for Au, Ag. A gravimetric finish was run on samples over 30 g/t Au. Multi-element ICP analysis was also run on these samples.

For each 34 sample batch, QA/QC protocol includes a sample-prep blank (SI or G-1) as the first sample carried through all stages of preparation to analysis, a pulp duplicate to monitor analytical precision, a -10 mesh rejects duplicate to monitor sub-sampling variation, two reagent blanks to measure background, and aliquots of in-house Standard Reference Materials like STD AU-1, AG-2 or FA-10R to monitor accuracy. Raw and final data underwent a final verification by a British Columbia Certified Assayer who signs the Analytical Report before it is released.

Subsequent to the Acme assaying, a sample preparation facility was erected in the Molejon field camp in April of 2005. Samples were prepared on site, weighed, dried, reweighed, and crushed using a jaw crusher. A 500 gram split was forwarded to Global Discovery Laboratories (GDL) in Vancouver, B.C. All sample preparation was completed by well trained Petaquilla Minerals Ltd employees hired from the neighbouring villages.

SRK had collected several samples on site and ran these through the on-site sample preparation facility in order to observe and assess the quality of the on-site sample preparation methodologies and equipment used during the 2005 trench sampling program. The equipment was well maintained and Petaquilla personal appropriately followed sample preparation protocols to limit the potential for any sample contamination. SRK had no issues with the quality of sample preparation.

Crushed rejects were sent to Teck-Cominco’s Global Discovery Labs (GDL) in Vancouver, B.C. Rock samples were dried and further crushed to 95% passing 10 mesh. This product was split with one half being sent for pulverization. Samples were pulverized to 95% passing 75 microns.

A 30 gram split was then subjected to Fire Assay with an AA or Gravimetric Finish for higher grade samples.

Internal laboratory quality control was comprised of 7 sample repeats for every 48 samples and 1 in-house standard. These results were not available to the author, and the results are assumed to be within acceptable laboratory precision.

11.2

Teck Corp (1997)

No data was available for the 4 holes drilled in 1997. It was assumed that the samples were processed at Teck’s own laboratory.

11.3

Adrian Resources  (1994-1995)

Sample preparation procedures are derived from descriptions posted on Sedar under Adrian Resources Inc filings. All samples from the 1994 and 1995 drill programs were assayed at TSL laboratories located in Saskatoon, Saskatchewan. At the time the laboratory was not yet ISO accredited. Core samples were split and crushed on site and a 250 gram split from each sample was sent to TSL Laboratories in Saskatoon, Saskatchewan to be assayed for copper, gold, molybdenum and silver.

Samples were crushed to <8 mesh. A riffled split of 400 grams was pulverized with >95% passing -150 mesh. Silica sand washes were used between samples to minimize any potential contamination. Assaying was based on a 20 gram sample using FA-AAS.

Because Molejon is a remote operation, access to samples is limited to authorized Petaquilla personnel.  In the recent trenching campaign, sample security was reasonably maintained. Split trench samples prepared by supervised staff on site were shipped in sealed containers via air freight to the assay laboratories. Sample security measures for the histoiric drill programs is unknown.

Assay preparation and procedure methods provided conform to North American industry standards. Assaying was completed by reputable laboratories and available assay preparation and assaying methodologies are in accordance with industry practice.

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Data Verification

Data verification completed by SRK was comprised of data entry verification, analysis of available pulp duplicate data, checking standard and blanks results, comparisons of sample types, checking of trench sample and drill hole collar locations in the field.

Approximately 5% of the electronic drill hole assay database was checked against original assay certificates for data entry errors. The assay database was found to be suitable for resource estimation.

The collar coordinates in the field were also checked against original documentation. Collar locations were also checked against topographic survey data and found to be suitable for resource estimation. Trench mapping was checked by verifying the location of mineralized intervals in the field.  One trench location was found to be in error and was corrected. Consistency in logging nomenclature contains discrepancies however retains sufficient integrity with which to interpret deposit geology appropriate for resource estimation.

A robust duplicate pulp assay database was collected by Adrian Resources Ltd for the 1994 and 1995 drill program sample database. The rejects and pulps from these programs are no longer available for additional verification testwork.

A total of 620 duplicate pulps were reassayed from a total of 2752 samples collected during the 1994 drill program. Duplicate assay results included in Figure 12.1 indicate a very high correlation of 0.9984.

Figure 12.1:  1994 TSL Duplicate Pulps

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For the 1995 drill program a total of 1314 duplicate pulps out of a total of 6905 samples were sent to a referee laboratory. Duplicate assay results included in Figure 12.2 indicate a very high correlation of 0.9984.

Figure 12.2:  1995 TSL Duplicate Pulps

Giroux (1995) indicates that a second set of 40 duplicates were collected by selecting the other half of the core which was sent to ALS Chemex Laboratories. These results were not available to SRK. According to Giroux (1995), four outliers were identified and, when removed, the duplicates showed good agreement. A fixed bias of 0.43 g/t Au was indicated with ALS Chemex reassaying higher than the original TSL assays.

For the 2005 trenching program, blanks, standards and duplicates were inserted into the sample stream at a rate of 1 duplicate every 20 samples and 1 blank every 20 samples. A small initial batch of samples in 2005 were sent to Acme Laboratories in Vancouver however, the bulk of the samples in 2005 were sent to Global Discovery Labs (GDL) in Vancouver.  Blank results indicated no significant contamination.  Duplicate results from GDL are included in Figure 12.3 and indicate a reasonable correlation coefficient of 0.9567.

During the 2005 trenching program, Petaquilla created its own standards and tested them with a variety of crush sizes in order to gain some confidence in the quality of the on-site sample preparation facility. Results from two of the standards inserted throughout the 2005 sampling program are included in the following Figures 12.4 and 12.5. Analysis of the standard results indicate that the various batches of assays were reasonably reliable.

Figure 12.3:  2005 GDL Duplicate Pulps

Figure 12.4:  Standard 0.5 Results

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Figure 12.5:  Standard 2.0 Results

To assess the sample quality of the drill cuttings versus the core sampling, 1.5m composited assays that fell within the NW mineralized zone were extracted and a percentile plot generated comparing both populations. The results in Figure 12.6 indicate that the drill cutting samples assumed to be from weathered material almost consistently show higher results over core at each decile. It is likely that this reflects the original emplacement of mineralization rather than any bias in assaying or sampling as higher grades would be expected higher up in the epithermal system. In this case the upper portion would coincide with the exposed weathered portion of the mineralization. The correlation coefficient was 0.959. The populations at various percentiles are reasonably comparable suggesting that the drill cuttings with poor core recoveries provide a reasonable representation of grade.

A similar percentile plot was generated comparing trench samples to core samples in Figure 12.7.  The results indicate that higher grades are returned for core up to 1 g/t Au, while over 1 g/t Au trench results are higher in grade at similar percentiles.  Again the higher grades in the trenches likely reflect the concentration of higher grades near the upper contact of the mineralizing system which is typical of epithermal gold deposits. An alternative interpretation could be that many of the trench samples run along the upper contact of the epithermal system skewing the population of higher grade samples. The percentile plot suggests that at each decile grades are reasonably comparable however a higher proportion of high grade results occur within the trench data.

Figure 12.6:  Percentile Plot Drill Cuttings vs Core

Figure 12.7:  Percentile Plot Trench Samples vs Core

To independently verify the mineralization and the trench grades, SRK collected a total of 25 samples by re-sampling trenches 136A, 163, 205B and 150B, duplicating exact sample lengths in the trenches which were marked with nails hammered into the bedrock.  These were assayed at ALS Chemex in Toronto.  The results of reassaying were higher with an average grade of 14.03 g/t Au over the original average assay grade of 10.48 g/t Au. The results in Figure 12.8 indicate that although there is significant variance with original assays, the general tenor of grade is being reflected in the reassaying of the trenches.

Figure 12.8:  Independent Trench Sampling Results

A further two high grade trench coarse reject samples weighing approximately 500 grams each were sent by SRK to Corem’s laboratory facilities in Quebec for testwork. The purpose was to ascertain the nature of gold mineralization and its potential association with any sulphide minerals.

Sample No 26012 (Petaquilla Sample No. M6774) originally ran 41.06 g/t Au and was taken from trench No. 136A. Sample No 26027 (Petaquilla Sample No M12096) which ran 106.1 g/t Au was taken from trench No 205B.

Fine material was removed by gravity separation. All the light particle fraction was retained and assayed for gold.  The gold concentration of the –200 mesh, heavy faction, was calculated. The results of the analyses are included in Table 12.1

Table 12.1:  Analysis of Size Fractions of Molejon Trench Samples

Sample	26012			26027
	Mass (g)	Mass %	[Au] (mg/kg)	Mass (g)	Mass %	[Au] (mg/kg)
Head	142.6	100.0	46.7	157.2	100.0	118
+200 M	126.18	92.0	37.0	139.08	89.1	87.4
-200 M Light	8.08	5.9	91.6	14.19	9.1	123
-200 M Heavy	2.89	2.1	344.7	2.84	1.8	1591.6
Total	137.15	100.0		156.11	100.0

Optical microscopy on polished sections of the head material and on the heavy concentrate revealed that gold is present as fine inclusions in auriferous quartz.  In gold grains, the Au/Ag ratio seems to vary between native gold (less than 5% silver) and silver-bearing gold.  Photos of these grains are presented below in Figures 12.9 to 12.11.

Gold is typically 5 to 15 µm in diameter.  In sample #26012, numerous fine grains (2 and 1 µm in diameter are also present). Approximately 50 gold grains were identified in each sample.

Figure 12.9:  Gold Grain in Interlocking Quartz (Sample #26012)

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Figure 12.10:  Gold Grain in Interlocking Quartz (Sample #26012)

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Figure 12.11:  Gold Grain in Interlocking Quartz (Sample #26027)

In summary, the analysis of the various sample types provided by Petaquilla indicate that the current drill hole database is appropriate for resource estimation. The near surface drill cuttings and trench samples were not found to be ideal sample types. This is because of the poor drill recoveries associated with the mineralized intervals, especially in the NW Zone and the inherent difficulties in obtaining representative samples due to the volume variance effect of hammer and chisel based channel sampling.

These sample types however are likely critical in appropriately reflecting the higher grades associated with the upper portion of the epithermal gold system.  Because this higher grade portion of the deposit is either exposed on surface or at minimal overburden depths especially in the NW Zone, the issue of near surface sample quality is pronounced. The relative uncertainty in actual grades associated with the inclusion of these sample types in the resource estimate is reflected in the inferred resource classification. These concerns should be easily resolved with data derived from the planned 2005 drill program.

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Resource Estimate

All resource estimation work was completed by GH Wahl (“GHW”) who is a senior associate of SRK and a qualified person as per the definition contained within NI43-101.

The database used to estimate mineral resources was audited by GHW and found to be appropriate for resource estimation. Methodologies used to generate the database were also reviewed and found to be appropriate.

Surpac Mine Modeling Software Version 5.0-J was used to evaluate the database, construct solids, build composite files, generate statistics, and estimate mineral resources. Sage 2001 software was used to generate variograms. MS Excel and MS Access were also used to evaluate the database.

13.1

Solid Modeling

Geology codes, geological interpretations and a 0.4 -0.5 g/t Au grade were used as a guide to the interpretation of sectional wireframes provided by Petaquilla Minerals Ltd. For the interpretation of solids, sections were generated every 25m. Petaquilla provided a set of wireframes which were reviewed and adjusted to smooth out solid boundaries and to accommodate resource estimation.  A minimum of three drill hole intercepts and correlateable geology were required to model a solid.

Wireframes were solid modeled, cleaned for irregular trisolations and validated. Solid wireframes were then clipped to topography and again validated.

Nine solids were interpreted for the Molejon mineralization. One solid for the NW Zone and 8 solids for the Main/Central Zone. Plan and Longitudinal views of the solids are included in Figures 13.1 – 13.2. The dimensions, volume and long axis azimuth of the solids are included in Table 13.1.

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Figure 13.1:  Plan View of Zone Solids

Main/Central
Zones
NW Zone
973100 N
973000 N
972900 N
972800 N
972700 N
972600 N
972500 N
972400 N
972200 N
538100 E
538200 E
538300 E
538400 E
538500 E
538600 E
538700 E
538800 E
538900 E
539000 E
539100 E
539200 E
539300 E
539400 E
Y
Z
X

Figure 13.2:  Longitudinal View of Zone Solids Looking West

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Table 13.1:  Zone Solid Dimensions and Descriptions

Zone Solid	Long Axis Azimuth (deg)	Long Axis Dip (deg)	Max Length (m)	Semi_Maj (m)	Max Width (m)	Volume (m3)	No. Holes/ Trenches Intersecting Solid
NW_100	167	-13	600	230	25	1,114,884	103
MN_200	330	-25	100	230	10	70,484	5
MN_300	320	-20	125	220	15	240,502	8
MN_400	330	-30	85	210	15	101,486	8
MN_500	335	-25	140	160	8	74,007	6
CN_600	238	-12	120	30	9	16,986	3
CN_700	272	-21	165	110	16	115,572	4
MN_800	305	-25	390	150	33	830,963	42
CN_900	327	-13	490	480	50	2,015,026	53
Total						4,579,910

A comparison made between solid volumes and block model volumes falling within solid boundaries resulted in a negligible 0.089 % difference.

Table 13.2:  Comparison of Solid Volumes to Block Model Volumes

	Solid Volume m3	Block Volume m3
All Solids	4,579,910	4,579,500

13.2

Continuity of Mineralization

During solid modeling, continuity of mineralization along strike appeared to be relatively continuous as was the continuity of thickness of the mineralized zones.

A small number of mineralized intercepts that could not be correlated with any other drill hole intersections were encountered. These were not solid modeled as continuity could not be established. Generally, a minimum of three intercepts with supporting geological evidence were required to model a solid.

13.3

Basic Statistics

Assay data that intersected zone solids was flagged in the database and extracted to form 1.5m composites which were subsequently used for statistics, variography and grade interpolation. Trench sample composites were hard coded into the flagged database and rechecked to ensure that they were properly flagged.

Table 13.3 contains basic statistics for the Molejon Main/Central and Northwest Zone solids. All zones indicate a coefficient of variation, ranging between 1 and 2.  The following tables indicate the difference between cut and uncut populations.

Table 13.3 Basic Statistics for Cut and Uncut Composites

	NW Zone	NW Zone	Main/Central Zone	Main/Central Zone
	Uncut Au g/t	Cut Au g/t	Uncut Au g/t	Cut Au g/t
Number of samples	1571	1571	1543	1543
Minimum	0.01	0.01	0.01	0.01
Maximum	39.275	22	162	36

Mean	2.625	2.568	3.661	3.291
Variance	19.098	16.311	83.038	37.798
Standard deviation	4.37	4.038	9.112	6.148
Coefficient of variation	1.664	1.572	2.488	1.867

Skewness:	3.296	2.644	7.658	3.478
Kurtosis:	17.469	10.801	91.372	16.129

Median :	0.753	0.753	1.046	1.046
Trimean :	1.28	1.28	1.34	1.34
Biweight:	1.246	1.246	1.15	1.15

13.4

Precious Metal Top Cutting

Cumulative frequency plots, probability plots and percentiles were generated for the Main/Central and NW zones.   Percent cumulative frequency plots for both Zones are included in Figures 13.3 and 13.4. Generally, the populations were found to have a log normal distribution.

In the Main/Central Zone percent cumulative frequency plot, the 98th percentile equates to 30 g/t Au. Analysis of the population distribution plot indicates that a ragged tail develops at approximately 36 g/t Au.  The maximum grades in the Main/Central Zone population indicated a definite need for top cutting as the high grade population had a significant effect on the mean grade of the 1.5m composites. The highest grade was 162 g/t Au. At no top cut, the mean composite grade for the Main/Central Zone was 3.66 g/t while a top cut at 36g/t Au resulted in an average grade of 2.88 g/t Au. Top cutting at 36g/t Au affected 19 out of 1543 composites or 1.2% of the mineralized zone composites.

The 98th percentile for the NW Zone was 18 g/t Au while a ragged tail developed at 22 g/t Au.  The highest grade was 39.275 g/t Au. At no top cut, the mean composite grade was 2.6 g/t Au while a top cut of 22 g/t resulted in a cut mean composite grade of 2.36 g/t Au affecting 15 out of 1630 composites or less than 1% of the mineralized zone composites.

For resource estimation, the Main/Central Zone composites were top cut to 36g/t Au while the NW Zone composites were top cut at 22g/t Au.

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Figure 13.3:  Percent Cumulative Frequency Plot NW Zone

Figure 13.4:  Percent Cumulative Frequency Plot Main/Central Zone

13.5

Block Models and Grade Estimation

Variography

Sage 2001 Version 1.07 software was used to generate variograms at increments of 30 degrees azimuth and increments of 15 degrees dip. Variograms were run on each of the Molejon Main/Central and Northwest Zones.

Variography results for the Main/Central Zone produced reasonable variograms with a nugget of 0.2089, sill of 1.0 and major axis range of 150m.. Variography results for the NW Zone produced less reliable variograms.

For grade estimation the Main/Central Zone solids were grouped to reflect similar interpreted  dip, strike and plunge characteristics. Search ellipse ranges for the NW and Main/Central Zones were derived from variography and an understanding of geological controls. To validate range parameters, search ellipses were wireframed and compared to the dip, strike and plunge of zone solids. The search ellipse parameters used for grade interpolation are included in Table 13.4.

Table 13.4:  Search Ellipse Parameters

Search Ellipse Parameters	Major Axis Range	Maj/SM Ratio	Maj/Mn Ratio	Az of Major Axis	Plunge of Major Axis	Dip
Main/Central Zone	120	2	4	330	-17	0
NW Zone	120	2	6	167	-10	-13

Grade Estimation Methodology

Block sizes of 10m x 10m x 5m were driven by the drill hole spacing, and the geometry and thickness of the NW and Main/Central zones.  Details of block model construction are in Table 13.5.

Table 13.5:  Block Model Geometry

	Northing	Easting	Elevation
Min Coordinates	972200	538200	-100
Max Coordinates	973250	539400	200
Block Size (m)	10	10	5

For grade interpolation, the minimum number of samples was limited to three while the maximum was limited to 15. An ellipsoid search was used for inverse distance interpolation runs. The dimensions, dip and strike of the search ellipse were driven by drill hole spacing, analysis of assay distribution, variography results and the geometry of the geological interpretations. Ranges were set to completely fill solids with block grades. Interpolation runs were constrained to all blocks crossing each individual solid boundary. Block grade interpolation was limited to using only those composites contained within each respective zone.

An inverse distance squared interpolation, using all flagged and top cut zone composites, were used to estimate mineral resources. As checks nearest neighbour, ordinary kriging and inverse distance cubed interpolation were completed for each zone separately.

SG Database

Specific Gravity (SG) results were derived from samples collected from the neighbouring Petaquilla copper gold deposits. The quartz zones were assigned an SG of 2.72 g/cc, while the near surface weathered material (defined by low core recoveries) in the NW zone was assigned an SG of 2.20 g/cc. Coding of overburden in the lithology file was used to create a weathering surface with which to constrain the lower SG material. This approach was based on descriptions of drilling conditions and significantly lower recoveries in the upper portion of the NW zone. While these SG factors appear to be reasonable, they have not been verified by SRK. An extensive sampling program in both the weathered and unweathered mineralization is recommended to support a reliable SG factor for future resource estimates.

Mineral Resource Classification

Resources were estimated in accordance with NI43-101 and CIM definitions. The author is unaware of any environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant issue that affects the estimate of mineral resources. Mineral reserves can only be estimated as a result of an economic evaluation that is used in a preliminary feasibility study or a feasibility study of a mineral project, thus no reserves have been estimated in this report. As per NI 43-101, mineral resources which are not mineral reserves do not have demonstrated economic viability.

Fairly widely-spaced drill holes (between 25m for the NW Zone and 50m for the Main/Central Zone), lack of remaining core, rejects or pulps remaining from previous drill programs, need for a SG database, need for of mineralogical testwork, need to adequately validate the mineralized drill cutting assays in the top portion of the NW zone drill holes and effects of sampling methodology for the most recent trenching program result in an inferred classification for the Molejon deposit. It is the opinion of the author that many of these items may be adequately addressed in the planned 2005 infill drill program. Infill drilling on 25m centres should upgrade much of the resources. It is the understanding of the author that this program will include the insertion of blanks, standards and duplicates into the assay stream.

Mineral resources were classified according to a number of criteria.

Inferred Mineral Resources:

•

portion of block must be contained within interpreted solid

•

block informed by a minimum of 3 samples

•

block distance from nearest informing composite is less than 120m

In the block model, those mineral resource blocks classified as inferred mineral resource blocks were classified with a numeric code of 3.

13.6  Estimated Mineral Resources

Estimated Mineral Resources at 0.5 g/t Au cut-off is in accordance with NI 43-101 and CIMM definitions and are included in Table 13.6.  Cut-off used to report resources was based on the cut-off generated within the 1995 SRK Molejon Deposit Mine Design Report.

Table 13.6:  Mineral Resource Estimate at 0.5, 0.6 and 0.7 g/t Au Cut-Off

	Inferred Resources
Au g/t Cut -Off	Million Tonnes *	Au g/t	Contained Ounces Au *
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000

(* Note: Tonnes and ounces have been rounded to reflect relative accuracy of the resource estimate)

13.7  Resource Validation

Mineral resource estimates were checked for appropriateness in the estimation of both global and local grade estimates. Original grades for each metal were compared with block grades on a section by section basis.  The interpolation methodology appropriately reflected the dip and strike of the interpreted mineralized trends and appropriately reflected proximal drill hole grades.

A comparison of grade at zero cut-off between nearest neighbour estimate and the inverse distance squared estimate indicated a difference in mean Au grades of approximately 4%, indicating that the estimate provides an appropriate global estimate of grade.

GHW is of the opinion that because of the near surface grade uncertainties previously described, the mineral resource estimate provides a reasonable estimate of the total inferred mineral resource. Interpretations of mineralized solid boundaries may change with further infill drilling and sampling.

A variety of interpolation methods and strategies were used to validate grade estimation. The following Table 13.7 compares grades of inverse distance squared, inverse distance cubed, and ordinary kriging. The results suggest reasonable consistency between interpolation runs. Please note that the following Table 13.7 does not conform to NI 43-101 reporting requirements for resources.

Table 13.7:  Block Model Grade and Tonnes at 0.5 g/t Au Cut-off

Volume	Tonnes	Au_id2 g/t	Au_ok g/t	Au_id3 g/t
4,278,000	11,230,900	2.48	2.44	2.47

13.8  Reconciliation with 1995 Resource Estimate

A comparison was made with the earlier resource estimate by Giroux in 1995 who estimated 7.8 million tonnes with a grade of 2.63 g/t Au at a 0.5 g/t Au cut-off. Giroux’s estimate was based on a set of much lower top-cuts (8 g/t Au for the Main Zone and 15 g/t Au for the NW Zone) and a set of 80 solids many of which were only intersected by one drill hole. Giroux’s estimate also predates NI43-101 and does not conform with NI 43-101 reporting requirements. The significant increase in volume and tonnes is attributed to re-interpretations of mineralized solids resulting from trenching data. These revised solids incorporated many of Giroux’s individual solids into single larger solids. This re-interpretation was based on the 5km of mapping and trench sampling completed in 2005.  The extent of the NW Zone was significantly extended and the Main and Central Zones were also extended based on a greater understanding of geological controls.

13.9  Discussion of Results

Distance of block centroids to nearest informing sample were plotted against tonnage to reflect the relationship between tonnes above 0.5 g/t Au and sample spacing. Figure 13.5 indicates that a bulk of the Molejon resources are defined by a sample spacing of 50m or more.  Analysis of grade distribution in trench sampling indicates that elevated grades can occur over relatively limited intervals (<50m) within a larger envelope of lower grade. It is therefore recommended that in order to improve the quality of local block grade estimates for any subsequent resource estimates that a majority of the Molejon mineralization be drilled off on 25m drill centres.

Figure 13.5:  Sample Spacing Analysis Graph

The grade tonnage curve in Figure 13.6 indicates that the tonnes drops quite quickly up to a cut off of 2.0 g/t Au and then flattens out while the average grade shows a relatively steady increase with cut off grades. The same data is included in Table 13.8 while Table 13.9 presents the same data separately for each zone. Please note that the contents of these tables have not been rounded to reflect appropriate significant digits and that they do not necessarily conform with NI 43-101 reporting requirements.

Figure 13.6:  Grade Tonnage Curve for All Molejon Zones

Table 13.8:  Sensitivity of Molejon Tonnes and Grade at Various Cut-offs.

Cut-off Au g/t	Grade Au g/t	Tonnes	Contained Ounces Au
0.5	2.48	11,230,900	894,937
0.6	2.56	10,793,220	887,238
0.7	2.69	10,104,540	872,942
0.8	2.82	9,486,420	858,170
0.9	2.99	8,714,740	837,203
1	3.18	7,959,840	814,293
2	4.47	4,657,080	669,361
3	5.30	3,289,920	560,179
4	6.41	2,044,400	421,037
5	7.67	1,241,980	306,364
6	9.06	763,620	222,291
7	10.20	530,300	173,771
10	12.87	220,240	91,064

(Please note: the content of the above table has not been rounded to reflect appropriate significant digits and therefore does not conform with NI43-101 reporting requirements).

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Table 13.9:  Sensitivity of Individual Zones to Various Cut-offs.

	Central Zone			Main Zone			NW Zone
Cut-off Au g/t	Grade Au g/t	Tonnes	Contained Ounces Au	Grade Au g/t	Tonnes	Contained Ounces Au	Grade Au g/t	Tonnes	Contained Ounces Au
0.5	2.84	5,577,460	507,697	1.79	3,203,620	185,373	2.57	2,449,820	201,858
0.6	2.89	5,463,100	505,685	1.86	3,037,780	182,445	2.70	2,292,340	199,099
0.7	3.03	5,140,720	499,001	1.96	2,815,420	177,824	2.84	2,148,400	196,109
0.8	3.15	4,876,820	492,727	2.08	2,549,780	171,452	2.93	2,059,820	193,982
0.9	3.26	4,659,160	486,805	2.36	2,085,120	158,822	3.02	1,970,460	191,568
1	3.44	4,318,580	476,450	2.61	1,773,240	149,366	3.14	1,868,020	188,470
2	4.63	2,746,180	407,755	4.38	747,740	105,249	4.18	1,163,160	156,351
3	5.42	2,007,260	348,464	5.65	448,800	81,587	4.86	833,860	130,124
4	6.74	1,190,880	257,148	6.93	285,600	63,663	5.50	567,920	100,223
5	8.29	711,580	188,984	7.97	201,280	51,551	6.23	329,120	65,819
6	9.35	516,260	154,807	8.98	144,160	41,639	7.77	103,200	25,843
7	10.33	384,600	127,471	10.36	92,480	30,805	9.02	53,220	15,501
10	12.67	174,520	70,964	14.47	32,640	15,183	11.69	13,080	4,920

(Please note: the contents of the above table have not been rounded to reflect appropriate significant digits and therefore does not conform with NI43-101 reporting requirements).

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14  Metallurgical Testwork

Lakefield Research Inc testwork was commissioned by Teck in 1997 and was comprised of cyanidation tests to investigate the recovery of gold and Bond work index determinations. A total of six composites ranging in grade from 0.87g/t Au to 3.76 g/t Au were tested. See Lakefield Report No. 4667.

Bond work index results returned a range of 15 to 20.t metric. Gold extraction ranged from 95% to 99% when the fineness of grind exceeded 90% minus 200 mesh. As the fineness of grind was reduced below 90% minus 200, the residue assay increased in varying amounts depending on the sample.

A single test was conducted to investigate the recovery of gold by flotation. The sample was ground to 93% minus 200 mesh, however was not found to be effective in recovering gold. The recovery of gold by gravity separation from the rougher tailing was 36%.

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15  Other Relevant Data and Information

A large number of untested geochemical gold anomalies exist on the Petaquilla property. These provide significant upside potential to exploration in close proximity to the Molejon mineralization. Descriptions of the following target areas are derived from the feasibility study completed by Simons (1998). To date the Botija and Valle Grande/Petaquilla copper gold porphyry system contains historic proven reserves of 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum. SRK has not verified these reserves that were estimated by Simons.  These reserves are not necessarily indicative of the mineralization on the Molejon agreement area that is subject of this report.

Molejon lies along the intersection of a predominant NW trending structure and NE structure both of which are visible as areas of strong geochemical gold (See Figure 15.1) and in satellite radar imagery. The northwest trend includes Valle Grande, Petaquilla and Faldalito and Lata while the less pronounced NW trend includes Botija, Brazo and Botija Abajo.

Figure 15.1:  Petaquilla Property Soil Geochemistry

Lata
Faldalito
Medio
Petaquilla East
PETAQUILLA
BOTIJA ABAJO
SW Cu-Au
BOTIJA
Cuatro Crestas
VALLE GRANDE
Botija Abajo West
BRAZO
Nada
MOLEJON
Mestizo
N
Pit\Deposit Outlines
≥100 ppb Au
PETAQUILLA PROPERTY
SOIL GEOCHEMISTRY
Gold (ppb)
0
2
Kilometres

(Source: Petaquilla Files)

15.1  Botija Abajo and Brazo Prospects

The Brazo and Botija Abajo prospects are located along the trend of one of the northwest lineaments that coincides with the Molejon deposit.  These 2 prospects and the associated lineaments are considered high priority regional exploration targets.

15.2  Botija Abajo

Botija Abajo lies 5 kilometers northeast of the Molejon deposit.  A total of 22 holes were drilled on the Brazo with a total meterage of 2,868m. The Botija Abajo deposit consists of low grade, gold enriched porphyry mineralization hosted in feldspar quartz hornblende porphyry and andesite tuff and flows.  Alteration is dominated by an argillic assemblage of kaolinite, pyrite and quartz, cross-cut by stockwork quartz and chalcedony.  Supergene mineralization is significant and consists of 10 m to 80 m of fracture-controlled and disseminated chalcocite and rare native copper.  Hypogene mineralization consists of chalcopyrite, pyrite and rare bornite and covellite.  Highest grades are associated with quartz-chalcopyrite-pyrite mineralization.

15.3  Brazo

The Brazo prospect lies between the Molejon deposit and Botija Abajo prospect.  A total of 7 holes were drilled on the Brazo mineralization for a total of 1,464.4m. The Brazo deposit consists of low grade, copper-gold porphyry mineralization hosted in feldspar-quartz-hornblende porphyry and andesite tuff and flows.  Gold/copper ratios are high relative to elsewhere in the concession.  Alteration consists of pervasive sericite and/or clay (phyllic and argillic) with pyrite and quartz, and stockwork quartz and chalcedony.  Supergene mineralization consists of fracture-controlled and disseminated chalcocite and rare native copper.  Hypogene mineralization consists of chalcopyrite, pyrite and rare bornite.

15.4  Mestizo Prospect

The Mestizo Prospect is located 1 kilometer east of Molejon.  Visible gold is abundant in the creeks draining the Mestizo prospect and is currently being panned by locals.  Five holes were drilled into the prospect in the 90’s, resulting in only 1 significant intersection (Hole ZO95225) of 1.5 meters of 12 g/t Au.

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16  Interpretation and Conclusions

An assessment of sampling, assaying, sample security and surveying procedures, database management and quality control and quality assurance results indicated that the Molejon database is appropriate for use in the estimation of inferred mineral resources.

A total of 9 zone solids were interpreted for the Molejon Gold project. The recent trenching program in 2005 added significantly to the understanding of the extent of mineralization. Resources were estimated and validated by GHW. Resources at a 0.5 g/t Au cut off were estimated to be 11.2 million tonnes at a grade of 2.48 g/t Au. Further drilling planned for the fall of 2005 will be essential in confirming the grades returned in the weathered portion of the Molejon Northwest and Main/Central Zones.

The resource potential of the lateral strike extent of the Molejon mineralization and of surrounding target areas is considered to provide significant upside potential for adding further mineral resources to the Molejon project.

Drilling is required to validate the previous near surface sampling results.

17  Recommendations

Specific recommendations for further exploration are as follows:

1.

Twin at least three previous drill holes which contain significant intervals of mineralized material formerly returning low recoveries.

2.

Infill drill the deposit on at least 25m centres.

3.

Create a SG database comprised of at least 160 samples to reflect various rock and mineralization types within the deposit.

4.

Complete the current topographic survey and validate it using an independent survey company to resolve any remaining topographic discrepancies.

5.

Mineralogy samples should be collected and evaluated to assess mineral associations, gold grain size and variability of ore types.

6.

Based on the foregoing testwork, reassess what constitutes representative metallurgical samples.

7.

Collect and process metallurgical samples of varying ore types and at grades reflecting approximate lower cut off, average feed grade and expected highest mine life bench grade.

8.

Continue exploration of the extents of mineralization and of adjacent geochemical anomalies.

9.

Construct a geotechnical database appropriate for future mine engineering studies.

A proposed $1.5 million exploration budget provided by Petaquilla Minerals Ltd is included in Table 17.1

A 5000m exploration program comprised of both infill and exploration drilling is proposed for the Molejon and surrounding target areas.

Table 17.1:  Proposed 2005-2006 Exploration Program

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18  References

Acme Analytical Laboratories Ltd. Sample Preparation Methods 2003

Adrian Resources Ltd SEC Form 20-F 1998. (posted on Sedar)

Adrian Resources Ltd SEC Form 20-F 2000. (posted on Sedar)

Awmack, H.J. and McArthur G.F. Equity Engineering Ltd. 1993 Summary Report on the Petaquilla Project 1994.

Awmack, H.J. Adrian Resource Ltd. Qualifying Report on the Petaquilla Project 1992.

ECCO Management., GPS Survey on the Petaquilla Property, Republic of Panama 1994.

McAurther, G.F., S. Harris, and S. Kenwood. Adrian Reosurces Ltd. 1994 Summary Report on the Petaquilla Projects Volume II. 1995.

Giroux G.H. Geological Resource Estimation of the Petaquilla Gold Project Molejon Area, Panama. Montgomery Consultants Ltd. 1995.

Lakefield Research Ltd. An Investigation of The Recovery of Gold from Molejon samples submitted by Teck Corporation Progress Report No. 1. L.R. 4667. Apr 1995.

Laudrum, D. 1994 Summary Report – Geological, Geochemical and Diamond Drilling Molejon Project. June 1995.

Lloyd, J. Lloyd Geophysics Inc. A Geophysical Report on a Ground Magnetometer Survey on the Petaquilla Project, Republic of Panama. 1995.

Panteleyev, A.(1996): Epithermal Au-Ag: Low Sulphidation, in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 41-44.

Petaquilla Minerals Ltd. On-site Trench/Core Sample Preparation Protocol at Molejon Camp, Panama 2005.

Petaquilla Minerals Ltd. Molejon Agreement 2005.

Petaquilla Minerals Ltd. Mine Development Plan 2005.

Petaquilla Minerals Ltd. Sedar June 10, 2005 Material Documents Filing

Republic of Panama, Legislative Assembly. Law No. 9 (1997).

Simons Mining Group. Petaquilla Project Feasibility Study. 1998

SRK Consulting Engineers. Molejon Deposit Mine Design Report (T104105), 1995.

Teck-Cominco Global Discovery Labs. Sample Preparation For Petaquilla Minerals Ltd., Molejon Project, Panama.

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Independent Technical Report and Resource Estimate of the Molejon Gold Project

CERTIFICATE

I, George H. Wahl of G H Wahl & Associates Geological Services, do hereby certify that:

1.

I reside at 67 Menno Street, Waterloo, Ontario, Canada, N2L 2A6.

2.

I am a BSc graduate from the University of Western Ontario and hold a Masters Degree at the University of Waterloo.

3.

I am a consulting geologist providing professional geoscience services and am registered with the Association of Professional Geoscientists of Ontario (APGO) and the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (NAPEGG). I am also a member of the AusIMM, and CIM. I sit on the PDAC’s geoscience committee and am currently serving as an elected member of APGO Council and am a board member of the Canadian Council of Professional Geoscientists.

4.

I have practiced my profession since 1985 and have had extensive experience interpreting geology, auditing databases and estimating resources appropriate for feasibility study as a contractor to mining engineering companies.

5.

I am a "qualified person" as that term is defined in National Instrument 43-101.

6.

I prepared this Technical Report on the Molejon Project. I visited the Petaquilla Minerals Ltd Molejon Gold Project on August 24th – 28th of 2005.

7.

I am not aware of any material fact or material change with respect of the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.

8.

I am independent of Petaquilla Minerals Ltd pursuant to section 1.5 of the Instrument.

9.

I do not have nor do I expect to receive a direct or indirect interest in the Molejon Gold project of Petaquilla Minerals Ltd, and I do not beneficially own, directly or indirectly any securities of Petaquilla Minerals Ltd or any associate or affiliate of such company.

10.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with these, and in conformity with generally accepted Canadian mining industry practice.

11.

I consent to the filing of the Technical Report with the securities regulatory authorities.

G H Wahl & Associates Geological Services

G H Wahl, P Geo (Lic #0448 ON, L1513 NWT/NU)

Oct 25, 2005

GW/spk	October 2005